VIA EDGAR

March 22, 2013

Jim B. Rosenberg

Senior Assistant Chief Accountant

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Mercury General Corporation

Form 10-K for the fiscal year ended December 31, 2012

Filed February 11, 2013

Commission File No. 001-12257

Dear Mr. Rosenberg:

We are in receipt of the Staff’s letter dated March 13, 2013 with respect to the above-referenced Form 10-K of Mercury General Corporation (the “Company”). This letter is being provided in response to the comments raised by the Staff as set forth below.

As requested by the Staff’s letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff’s comment is provided below followed by the Company’s response. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-K. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

12. Statutory Balances and Accounting Practices, page 75

1.	Although you disclose that each of your insurance subsidiaries currently exceed the minimum capital requirements, please provide us proposed disclosure to be included in future filings that states the amount of statutory capital and surplus necessary to satisfy regulatory requirements, if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the proposed disclosure.

Response: The Company acknowledges the Staff’s request for additional disclosure regarding the amount of statutory capital and surplus necessary to satisfy regulatory requirements. Though the Company believes that the required statutory capital and surplus, for each of its Insurance Companies, is not significant in relation to each individual insurance subsidiary’s statutory capital and surplus, it will disclose the following (additions or revisions are underlined) in its future annual reports as applicable, beginning with the Company’s annual report on Form 10-K for the year ending December 31, 2013.

Note 12. Statutory Balances and Accounting Practices, page 75

Current disclosure

The statutory capital and surplus of each of the Insurance Companies exceeded the highest level of minimum regulatory required capital.

Amended disclosure for future annual filing

The Insurance Companies must comply with minimum capital requirements under applicable state laws and regulations. The RBC (“Risk Based Capital”) formula is used by insurance regulators to monitor capital and surplus levels. It was designed to capture the widely varying elements of risks undertaken by writers of different lines of insurance having differing risk characteristics, as well as writers of similar lines where differences in risk may be related to corporate structure, investment policies, reinsurance arrangements, and a number of other factors. The Company periodically monitors the RBC level of each of the Insurance Companies. As of December 31, 2012 and 2011, each of the Insurance Companies exceeded the minimum required RBC levels, as determined by the NAIC and adopted by the state insurance regulators. None of the Insurance Companies’ RBC ratio was less than 800% of the authorized control level RBC as of December 31, 2012 and 2011, respectively. Generally, an RBC ratio of 200% or less would require some form of regulatory or company action.

Please direct any questions regarding the foregoing information to the undersigned at (323) 937-1060. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/S/ THEODORE STALICK

Theodore Stalick
Chief Financial Officer

cc:	Gabriel Tirador

David Yeager

Martha Marcon

Donald Newell

Donald Spuehler

Mercury General Corporation

Leigh Wilson

Nicole Galil

KPMG LLP

Joshua E. Little

Durham, Jones & Pinegar, P.C.

Julian Kleindorfer

Latham & Watkins LLP

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